September 17, 2007

By Edgarlink and Facsimile

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CyberSource Corporation
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-145447

Dear Sir or Madam:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, CyberSource Corporation (the “Registrant”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Standard Time on September 19, 2007, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CYBERSOURCE CORPORATION

/s/ William S. McKiernan

William S. McKiernan

Chairman and Chief Executive Officer